Mail Stop 3561

September 28, 2009

Via Fax & U.S. Mail

Mr. Ronald M. DiNella, Chief Financial Officer
Morton's Restaurant Group, Inc.
325 North LaSalle Street, Suite 500
Chicago, Illinois 60654

      Re: Morton's Restaurant Group, Inc.
              Form 10-K for the fiscal year ended January 4, 2009
              Filed March 13, 2009
              File No. 001-12692

Dear Mr. DiNella:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended January 4, 2009

Notes to Consolidated Financial Statements, page F-7

Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2009
Financial Statements, page 4
Notes to Unaudited Consolidated Financial Statements, page 8
11) Discontinued Operations, page 13

1.   We note the disclosure on page 14 that the company has reclassified in 2009, the
        results of operations for restaurants closed in 2008 to discontinued operations.
        Please tell us the amounts of income and expense recognized in fiscal 2008
        related to the restaurants closed during that period and explain why the operations
        of these restaurants were not reflected in discontinued operations in the
        company's 2008 financial statements. If you do not believe the results of
        operations of the restaurants closed in 2008 were material to the company's
        results of operations for that period or prior periods, please provide us with
        quantified information that supports this conclusion.

12) Legal Matters and Contingencies, page 14

2.   We note from page 16 that the fair value of the liability related to the preferred
        stock in the legal settlements was calculated using a Black-Scholes option pricing
        model. Based on your disclosures in Note 12, it appears as though the company
        has valued the preferred stock based on the conversion of preferred stock into
        common stock. Given that the preferred stock could be issued as soon as January
        2010 and the holders could not convert until 2 years after the issuance of the
        preferred stock, it is unclear why you have not calculated the fair value based on
        the value of the preferred stock and not on the conversion. Please advise or revise
        as appropriate.

3.   In a related matter, we note a July 23, 2009 press release from the company that
        states that a $13.4 million charge will be recorded in the second fiscal quarter.
        Given the disclosure on page 15 that the charge in the second fiscal quarter
        amounted to $10.6 million, please explain in further detail the events that took
        place between the July 23, 2009 press release and the August 7, 2009 filing of the
        second quarter 10-Q that resulted in the decrease in the amount of settlements
        recorded.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief